Room 4561
October 4, 2005

Mr. Kevin B. Rollins
President and Chief Executive Officer
Dell Inc.
One Dell Way
Round Rock, TX  78682

      Re:	Dell Inc.
      Form 10-K for Fiscal Year Ended January 28, 2005
		Forms 10-Q for Fiscal Quarters Ended
      April 29, 2005 and July 29, 2005
		File No. 0-17017

Dear Mr. Rollins,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2005

Item 8 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 6  - Financial Services, page 51

1. Tell us how you have accounted for the modification to the DFS joint venture agreement with CIT. Your response should also address your accounting for your option to purchase CIT`s 30% interest in DFS in February 2008 and your obligation to purchase this interest upon certain termination events or expiration of the joint venture on January 29, 2010. Refer to the authoritative literature that supports your accounting for this modification, option and obligation, including but not limited to paragraphs 20 and 21 of EITF
00-6 and paragraphs 21 and 22 of SFAS 150.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Lisa Mitrovich, Assistant Chief Accountant, at
(202) 551-3453, or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Kevin B Rollins
Dell Inc.
October 4, 2005
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